Exhibit 99.1

Itaú Unibanco Holding S.A.

2016
General Stockholders' Meeting Manual

Itaú

Extraordinary General Meeting
September 14, 2016

Time: 03:00 p.m.

Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Index

1. Information on the Extraordinary Stockholders’ Meeting	03

2. Convening Notice	04

3. Extraordinary Stockholders’ Meeting to be held at 03:00 p.m.	05

1. Capital Increase	05

2. Increase of the authorized capital limit	05

3. Amendment to the Bylaws	05

4. Consolidation of the Bylaws	06

ATTACHMENT I - Proxies	07

A - Proxy Template for Holders of Common Shares	08

B - Proxy Template for Attorneys-in-fact Provided by the Company for the Stockholders’ Meeting (for Holders of Common Shares)	10

C - Information for Attachment 23 of CVM Instruction 481/09	12

ATTACHMENT II - Information on the Company’s Capital Increase, Pursuant to Article 14 of CVM Instruction 481/09	14

ATTACHMENT III - Proposal to Amend the Company’s Bylaws	17

ATTACHMENT IV - Remote Voting Form	27

page 02

1. Information on the Extraordinary Stockholders’ Meeting

Date

The Extraordinary Stockholders’ Meeting will be held on September 14, 2016.

Opening Quorum

The Extraordinary Stockholders’ Meeting shall be declared open on first call, with the attendance of Stockholders representing at least two-thirds (2/3) of voting capital (common shares), in accordance with Article 135, head provision, of the Brazilian Corporate Law, in view of the proposed amendments to the Bylaws.

We clarify that in case of insufficient quorum to open the aforementioned Meeting on first call, a new call by convening notice will be disclosed on a timely basis, and the meeting shall be held at least eight (8) days after a new convening notice is published, pursuant to Article 124, paragraph 1, II, of the Brazilian Corporate Law. This Meeting will be opened on second call with any number of Common Stockholder.

Venue

The Stockholders’ Meeting shall be held at the Auditorium of the Centro Empresarial Itaú Unibanco, at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

Convening Notice

The Convening Notice included in item 2 hereof shall be published on August 13, 16 and 17, 2016 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on August 15, 16 and 17, 2016 in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau.com.br/investor-relations.

Documents Available to Stockholders

The documents to be analyzed at the Meeting (Convening Notice, Remote Voting Form, Attachment 14 to CVM Instruction 481/09, Proposal to Amend the Bylaws and the Proxy Template for Attending Stockholders’ Meetings) are available to Stockholders at the Company’s relations website (www.itau.com.br/investor-relations), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of said documents by e-mail investor-relations@itau-unibanco.com.br.

Proxies

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present the Attachment I – A “Proxy Template for Holders of Common Shares”.

Alternatively, the Company shall make available three (3) attorneys-in-fact suited to represent the Stockholder at the Meeting, who shall vote in strict accordance with the voting instruction given by the Stockholder, as shown in Attachment I - B “Proxy Template for Attorneys-in-Fact provided by the Company for the Stockholders’ Meeting”. Information on the proxy request, pursuant to Attachment 23 to CVM Instruction 481/09, is included in Attachment I – C hereto.

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of September 13, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email to: drinvest@itau-unibanco.com.br.

Remote Voting Form

In line with the best market practices, the Company will adopt the remote voting system, even though it is still optional for 2016 and that matters to be resolved on at the Extraordinary Stockholders’ Meeting do not require the use of the Remote Voting Form, in accordance with CVM Instruction 481/09, as amended by CVM Instruction 561/15.

In addition to CVM Instruction 481/09, the Company will also adhere to the special procedures defined by CVM Resolution 741/15 in connection with remote voting. Accordingly, Stockholders wishing to vote through the Remote Voting Form may forward their voting instruction concerning the matters to be resolved on at the Meeting as from this date:

• by Remote Voting Form forwarded directly to the Company, in conformity with Attachment IV hereto; or

• by form completion instructions transmitted to their custody agents who provide such service for Holders of shares deposited at a central depository.

Stockholders forwarding the form directly to the Company

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i) a physical copy of Attachment IV hereto duly completed, initialized and signed (the consularized and sworn translation of documents in foreign languages is not required); and

(ii) ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. The respective consularized and sworn translation of documents produced abroad is required.

If they so prefer, Stockholders may forward the digitalized copies of the documentation referred to in (i) and (ii) above by email to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to September 8, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

page 03

After the documentation referred to in (i) and (ii) above is received, the Company will inform the Stockholder it has received and accepted such documentation, pursuant to CVM Instruction 481/09.

If the voting form is forwarded directly to the Company, but it is not fully completed or does not include the supporting documentation described in item (ii) above, this form will be disregarded and this information will be sent to the Stockholder at the electronic address stated in item 1 of said voting form.

After the voting period elapses, the Stockholder will not be able to change the voting instruction already sent. The last voting instruction submitted by the Stockholder will be the one included in the Company’s voting map.

Stockholders forwarding the form to the custody agents

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, by transmitting the voting instruction to their custody agents, subject to the rules determined by the latter. Stockholders should contact their custody agents to check the procedures determined by these agents, as well as the documents requested accordingly.

Stockholders should transmit their form completion instructions to the custody agents up to September 8, 2016, except if otherwise instructed by their custody agents.

Communication Channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations/itau-unibanco/contact-ir). In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting.

2. Convening Notice

Authorized Capital: up to 7,986,000,000 shares

Subscribed and Paid-In Capital: R$85,148,000,000.00 – 5,983,915,949 shares

Extraordinary Sotckholders’ Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Extraordinary Stockholders’ Meeting to be held on September 14, 2016 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and state of São Paulo, with the purpose to:

1. increase the Company’s current capital stock, from R$85,148,000,000.00 to R$97,148,000,000.00, through the capitalization of R$12,000,000,000.00 recorded in Revenue Reserves - Statutory Reserves, with 10% bonus shares, assigned to Stockholders, free of charge, at the rate of one new share for each 10 shares of the same type they hold;

2. increase the authorized capital limit up to 8,784,600,000 shares, that is, at the same rate as the share bonus stated in item “1” above;

3. amend the wording of Article 3 (head provision and item 3.1.) of the Bylaws, to consolidate the new composition of the subscribed and paid-in capital and the new authorized capital limit; and

4. consolidate the Bylaws, with the amendments mentioned in item “3” above.

The full description of the matters proposed, as well as their justification, may be found in the Stockholders’ Meeting Manual.

The documents to be examined at the Meeting are at the disposal of Stockholders in the Company’s investor relations website (www.itau.com.br/investor-relations), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of said documents by e-mail to investor-relations@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the Stockholders’ Meeting bearing their identity document.

Stockholders may be represented at the Stockholders’ Meeting by a proxy holder, pursuant to Article 126 of Law 6,404/76, conditional on the proxy holder bearing an identity document and the documents listed below substantiating the validity of their power of attorney (for documents produced overseas the respective consularized and sworn translation is required). We clarify that the Legal Entity Stockholder’s representative does not need to be a Stockholder, a member of the Company´s management or a lawyer.

a) Legal Entities: notarized copy of the articles of association/ corporate bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b) Individuals: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders’ Meeting, the Company suggests that the Stockholders represented by proxy holders should submit no later than 12 noon on September 13, 2016, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

To encourage Stockholders’ participation at the Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction 481/09, as amended by CVM Instruction 561/15, enabling Stockholders to send remote voting forms directly to Company or their respective custody agents, in accordance with the procedures described in the Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), August 12, 2016.

Marcelo Kopel

Investor Relations Officer

page 04

3. Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.

1. Capital increase in the amount of twelve billion reais (R$12,000,000,000.00), from eighty-five billion, one hundred forty-eight million reais (R$85,148,000,000.00) to ninety-seven billion, one hundred forty-eight million reais (R$97,148,000,000.00), through the capitalization of the following amounts recorded in Revenue Reserves - Statutory Reserves (R$):

Statutory Reserves	12,000,000,000.00

Reserve for Dividends Equalization	5,007,621,588.75

Net Income 2014	1,136,136,324.65
Net Income 2015	3,871,485,264.10

Reserve for Working Capital Increase	2,795,867,037.72

Net Income 2014	1,461,422,507.26
Net Income 2015	1,334,444,530.46

Reserve for Capital Increase in Investees	4,196,511,373.53

Net Income 2014	2,195,843,423.14
Net Income 2015	2,000,667,950.39

1.1 The share bonus will be at a rate of ten percent (10%), and capital will be increased with the issuance of five hundred ninety-eight million, three hundred ninety-one thousand, five hundred ninety-four (598,391,594) shares, of which three hundred four million, seven hundred four thousand nineteen (304,704,019) common shares, of which, three hundred four million, seven hundred three thousand, seven hundred forty (304,703,740) outstanding common shares and two hundred seventy-nine (279) treasury common shares*. The remaining shares issued are two hundred ninety-three million, six hundred eighty-seven thousand, five hundred seventy-five (293,687,575) preferred shares, of which two hundred eighty-eight million, two hundred sixty-eight thousand, eight hundred thirty-four (288,268,834) outstanding preferred shares and five million, four hundred eighteen thousand, seven hundred forty and one (5,418,741) treasury preferred shares*. The shares issued will be assigned to holders of shares, as share bonus at the rate of one (1) share of the same type to every ten (10) shares held.

*We clarify that the base date of the balances of treasury and outstanding shares informed herein is June 2016.

1.2 The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market price value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus generating added value to Stockholders. The new shares issued will be distributed free of charge and will benefit Stockholders proportionally to their ownership interest held prior to the share bonus.

1.3 The base date for the right to share bonus shall be divulged to the market by the Company after it obtains authorization from the Central Bank of Brazil (“BACEN”). Accordingly, the Company’s shares will continue to be traded, until the date to be timely divulged, with the right to share bonus and, only after such date, they will be traded “ex right” to share bonus.

1.4 The new bonus shares shall be fully entitled to the earnings to be declared after the date of inclusion of such shares in the Stockholders’ positions, as described in item 1.3 above, under the same conditions of the Company’s common and preferred shares, as applicable.

1.5 Monthly dividends shall be maintained at R$ 0.015 per share, so that the total amounts paid monthly by the Company to Stockholders will be increased by ten percent (10%), after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend assured to preferred shares will also be maintained at R$0.022 per share.

1.6 The share bonus will always be granted in whole numbers. After approval by the BACEN, the Company will define a period not below thirty (30) days for Stockholders wishing to transfer any share fractions arising from the bonus, in conformity with Article 169, paragraph 3, of the Brazilian Corporate Law. After this period elapses, any possible remaining amounts from share fractions will be set apart, grouped in whole numbers and traded on BM&FBOVESPA, and the net amount determined will be made available to Stockholders registered as holders of these shares. The Company will disclose more details on this procedure on a timely basis.

1.7 The cost assigned to share bonus is R$20.053757640185 per share, for purposes of the provisions of paragraph 1 of Article 58 of Regulatory Instruction No. 1,585/15 of the Federal Revenue Office of Brazil, as well as of Article 10, sole paragraph of Law No. 9,249/95.

1.8 In the international market, simultaneously to the operation in the Brazilian market and, in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) and in the Argentinean market (CEDEAR – Argentine Certificate of Deposit) will also receive a share bonus of ten percent (10%), so that investors will receive one (1) new ADR/CEDEAR for every lot of ten (10) ADRs/CEDEARs of which they are the holders at the base date. Accordingly, ADRs/CEDEARs will continue to be traded at the rate of one (1) Company’s preferred share to one (1) ADR/CEDEAR.

Attachment II hereto presents the information related to this proposed capital increase, pursuant to Article 14 of CVM Instruction 481/09.

2. Increase of the authorized capital limit, proportionally to the 10% share bonus, so that the Company is authorized to increase capital stock upon decision by the Board of Directors, irrespective of a statutory amendment, up to the limit of eight billion, seven hundred eighty-four million, six hundred thousand (8,784,600,000) shares, of which four billion, three hundred ninety-two million, three hundred thousand (4,392,300,000) are common shares and four billion, three hundred ninety-two million, three hundred thousand (4,392,300,000) are preferred shares.

3. Amendment to the Bylaws in order to:

a) reflect the new composition of capital stock, as a result of capital increase and the number of shares issued by the Company as a result of the share bonus, as proposed in item “1” above. Accordingly, the proposal is for Article 3, head provision, of the Bylaws be amended; and

b) reflect the Company’s new authorized capital limit, pursuant to the proposal described in item “2” above. Accordingly, the proposal is for item 3.1 of the Bylaws to reflect the new authorized capital limit.

page 05

4. Consolidation of the Bylaws with the amendments mentioned in item “3” above.

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction 481/09, can be found in Attachment III to this document.

page 06

Attachments

page 07

ATTACHMENT I - A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Extraordinary Stockholders’ Meeting of the Company, which will be held on September 14, 2016, 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders’ Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she/he has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City], ____________, 2016.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At the Extraordinary Stockholders’ Meeting:

1 – To increase capital stock through the capitalization of the amounts recorded in the Company’s Revenue Reserves - Statutory Reserves, with 10% bonus shares:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

2 – To increase the authorized capital limit, proportionally to the share bonus:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – To amend the Bylaws to:

(i) Reflect the new composition of the capital stock:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) Reflect the new authorized capital limit:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

8

4 – To consolidate the Bylaws, with the amendments mentioned in item “3” above and resulting adjustments to wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

9

ATTACHMENT I – B

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR

THE STOCKHOLDERS’ MEETING (FOR HOLDERS OF COMMON SHARES)

At the Extraordinary Stockholders’ Meeting

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__),registered in the Brazilian tax register (CPF/MF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808-1, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 308.928.638-62, OAB/SP n° 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on September 14, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to APPROVE the matters contained in the agenda, in accordance with the voting instructions below.
•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP n° 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on September 14, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to REJECT the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator RG-SSP/SP No. 18.933.503-8, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on September 14, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, ____________2016.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting

Tick the option you want:

1 – To increase capital stock through the capitalization of the amounts recorded in the Company’s Revenue Reserves - Statutory Reserves, with 10% bonus shares:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

10

2 – To increase the authorized capital limit, proportionally to the share bonus:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

3 – To amend the Bylaws to:

(i) Reflect the new composition of the capital stock:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) Reflect the new authorized capital limit:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

4 – To consolidate the Bylaws, with the amendments mentioned in item “3” above and resulting adjustments to wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

11

ATTACHMENT I – C

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION 481/09

1. Inform name of the company

Itaú Unibanco Holding S.A.

2. Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the Company

Not applicable.

c. Number and percentage of shares of each type and class and their ownership

Not applicable.

d. Number of shares taken in a loan

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4. Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meetings, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

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7. Inform:

a) The address to which the power of attorney should be sent following its signature:

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates, and other documents listed in the Convening Notice by mail or messenger up to 12:00 p.m. of September 13, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metro - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to: drinvest@itau-unibanco.com.br.

b) In the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy:

The Company will voluntarily adopt the remote voting system, in accordance with CVM Instruction 481/09, as amended by CVM Instruction 561/15.

In addition to CVM Instruction 481/09, the Company will also adhere to the special procedures defined by CVM Resolution 741/15 in connection with remote voting. Accordingly, Stockholders wishing to vote through the Remote Voting Form may forward their voting instruction concerning the matters to be resolved on at the Meeting as from this date:

•	by remote voting form forwarded directly to the Company, in conformity with Attachment IV; or

•	by form completion instructions transmitted to their custody agents who provide such service, for Holders of shares deposited at a central depository

Stockholders forwarding the form directly to the Company

Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i)	a physical copy of Attachment IV duly completed, initialized and signed (the consularized and sworn translation of documents in foreign languages is not required); and

(ii)	ID document – for Legal Entities: notarized copy of the articles of association/ corporate bylaws, proof of election of management, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. The respective consularized and sworn translation of documents produced abroad is required.

If they so prefer, Stockholders may forward the digitalized copies of the documentation referred to in (i) and (ii) above by email to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to September 8, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

After the documentation referred to in (i) and (ii) above is received, the Company will inform the Stockholder it has received and accepted such documentation, pursuant to CVM Instruction 481/09.

If the voting form is forwarded directly to the Company, and it is not fully completed or does not include the supporting documentation described in item (ii) above, this form will be disregarded and this information will be sent to the Stockholder at the electronic address stated in item 1 of said voting form.

After the voting period elapses, the Stockholder will not be able to change the voting instruction already sent. The last voting instruction submitted by the Stockholder will be the one included in the Company’s voting map.

Stockholders forwarding the form to the custody agents

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, by transmitting the voting instruction to their custody agents, subject to the rules determined by the latter. Stockholders should contact their custody agents to check the procedures determined by these agents, as well as the documents requested accordingly.

Stockholders should transmit their form completion instructions to the custody agents up to September 8, 2016, except if otherwise instructed by their custody agents.

13

ATTACHMENT II

INFORMATION ON THE COMPANY’S CAPITAL INCREASE,

PURSUANT TO ARTICLE 14 OF CVM INSTRUCTION 481/09

1.	Inform amount of increase and new capital stock

Subscribed and paid-in capital in the amount of twelve billion reais (R$12,000,000,000.00), from eighty-five billion, one hundred forty-eight million reais (R$85,148,000,000.00) to ninety-seven billion, one hundred forty-eight million reais (R$97,148,000,000.00).

2.	Inform whether the increase will be carried out with: (a) conversion of debentures or other debt securities into shares; (b) exercise of the right to subscription or to subscription warrants; (c) capitalization of revenues or reserves; or (d) subscription of new stock

Capital will be increased with the capitalization of amounts recorded in Revenue Reserves - Statutory Reserves of the Company, pursuant to Article 169 of the Brazilian Corporate Law, through Company’s share bonus.

3.	Explain in detail the reasons for the increase and its legal and economic consequences

The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market quotation value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus giving rise to added value to Stockholders. The new shares issued will be distributed free of charge and will benefit stockholders proportionally to their ownership interest held prior to the share bonus.

4.	Provide a copy of the fiscal council’s opinion, if applicable

Transcription of the minutes of the Fiscal Council’s Meeting held on August 1, 2016: “After examining the Board of Directors’ proposal as of this date with respect to the increase in the capital stock in the amount of twelve billion reais (R$12,000,000,000.00), from eighty-five billion, one hundred forty-eight million reais (R$85,148,000,000.00) to ninety-seven billion, one hundred forty-eight million reais (R$97,148,000,000.00), through the capitalization of Revenue Reserves – Statutory Reserve, and the granting to the Stockholders, in the form of a bonus, of one (1) new share for every ten (10) shares of the same type held, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. agreed with the justification for the proposal and opined favorably that this be submitted for the examination and approval of the stockholders at the Extraordinary Stockholders’ Meeting to be convened on a timely basis”.

5.	In case of capital increase with stock subscription

Not applicable.

6.	In case of capital increase with capitalization of revenues or reserves

The cost for requesting a proxy was fully covered by the Company.

a.	Inform whether it will lead to a change in the par value of shares, if any, or the distribution of new shares to stockholders

Capital increase will not lead to the change in the par value of shares, since the Company’s shares do not have par value. Nevertheless, this capital increase will lead to the distribution of new shares to Stockholders, as shown in the table included in this sub item 6, “c”, “i” below.

b.	Inform if revenues or reserves will be capitalized with or without changing the number of shares in companies with shares with no par value

Taking into account that the Company’s shares do not have par value, the capital increase will be carried out with the change in the number of shares, which is shown in the table included in this sub item 6, “c”, “i” below.

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c.	In case of distribution of new shares

i.	Inform the number of shares issued by each type and class

Total number of capital shares	Balance at 06.30.16	Share bonus	Balance after share bonus
Outstanding common shares	3,047,037,403.00	304,703,740.00	3,351,741,143.00
Treasury common shares	2,795.00	279.00	3,074.00
Subtotal Common shares	3,047,040,198.00	304,704,019.00	3,351,744,217.00
Outstanding preferred shares	2,882,688,341.00	288,268,834.00	3,170,957,175.00
Treasury preferred shares	54,187,410.00	5,418,741.00	59,606,151.00
Subtotal Preferred shares	2,936,875,751.00	293,687,575.00	3,230,563,326.00
Total	5,983,915,949.00	598,391,594.00	6,582,307,543.00

The base date of the share bonus will be disclosed after the approval of the Central Bank of Brazil is obtained, and the table above is a statement of June 2016 only.

ii.	Inform the percentage of share bonus stockholders will receive

Stockholders will be granted share bonus at the rate of ten percent (10%). Accordingly, one (1) new share of the same type will be granted to the holders of shares, as bonus share, for every ten (10) shares held, and the shares held as treasury stock will also be entitled to that bonus.

iii.	Describe the rights, advantages and restrictions assigned to shares to be issued

Type	Rights	Advantages	Restrictions
Common shares	• Entitled to voting rights

• In the event a mandatory dividend amount remains after the payment of priority minimum dividend to preferred shares, a dividend equal to that of the priority dividend granted to preferred shares will be paid.

• Entitled to profit sharing under equal conditions as those enjoyed by preferred shares after a dividend equal to the minimum dividend granted to preferred shares are assured to common shares.

Preferred shares

• Entitled to priority to receiving a minimum non-cumulative annual dividend of R$0.022 per share, which will be adjusted in the event of a stock split or a reverse stock split.

• Entitled to the right to acquire the right to exercise voting rights, pursuant to Article 111, paragraph 1, of the Brazilian Corporate Law, should the Company fail to pay the priority dividend for three consecutive years.

• Entitled to be included in a public offering of shares, in the event of a sale of the company’s controlling stake, thus assuring such shares a price equal to eighty percent (80%) of the value paid per voting share of the controlling stockholders, and guaranteeing a dividend at least equal to that of the common shares.

• Entitled to profit sharing under the same conditions as those enjoyed by common shares after a dividend equal to the minimum dividend granted to preferred shares are assured to common shares.

• Not entitled to voting rights.

iv.	Inform the acquisition cost, in Brazilian reais per shares, to be assigned so that Stockholders may comply with Article 10 of Law No. 9,249, of December 26, 1995

The cost assigned to share bonus is R$20.053757640185 per share.

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v.	Inform the treatment adopted for fractions, if applicable

The share bonus will always be granted in whole numbers. Upon the approval of the Central Bank of Brazil (BACEN), the Company will establish the period, which shall not be shorter than thirty (30) days, during which Stockholders who want may transfer the share fractions arising from the bonus shares, pursuant to Paragraph 3 of Article 169 of the Brazilian Corporate Law. After this period, any remaining amounts arising from share fractions will be traded on the BM&FBOVESPA and the net amount earned will be made available to Stockholders who hold these share fractions. The Company will disclose more details on this procedure on a timely basis.

d.	Inform the term provided for in paragraph 3 of Article 169 of Law No. 6,404 of 1976

The term provided for in Paragraph 3 of Article 169 of the Brazilian Corporate Law will be determined by the Company and informed to the Stockholders, on a timely basis, upon the approval of the capital increase by the Central Bank of Brazil.

e.	Inform and provide information and documentation established in item 5 above, if applicable

Not applicable.

7.	In the even to capital increase with either conversion of debentures or other debt securities into shares or exercise of subscription warrants

Not applicable.

8.	The provisions of items 1 to 7 of this Attachment are not applicable to the capital increases arising from the stock opton plan, in which case the Issuer must inform: (...)

Not applicable.

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ATTACHMENT III

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION 481/09

Pursuant to Article 11, item II of CVM Instruction N°. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of Article 3, head provision, and item 3.1 of the Bylaws, approved by the Board of Directors and subject to a decision by the Extraordinary Stockholders’ Meeting of the Company convened for September 14, 2016.

(I) CAPITAL INCREASE AND SHARE BONUS

The Company’s management intends to increase capital stock by twelve billion reais (R$12,000,000,000.00), through the capitalization of the amounts recorded in the Company’s Revenue Reserves - Statutory Reserves. This increase will be carried out through a Company’s share bonus, with the issue of five hundred ninety-eight million, three hundred ninety-one thousand, five hundred ninety-four (598,391,594) new book entry shares, with no par value, of which three hundred four million, seven hundred four thousand and nineteen (304,704,019) are common shares and two hundred ninety-three million, six hundred eighty-seven thousand, five hundred seventy-five (293,687,575) are preferred shares, which will be assigned free of charge to Stockholders, as share bonus, at the rate of one (1) new share to every ten (10) shares of the same type held; treasury shares shall also be entitled to that bonus. Accordingly, an amendment to Article 3, head provision, of the Bylaws is being proposed to reflect the new composition of capital stock. New shares will be delivered to the Stockholders and, therefore, the Company’s equity will be divided into a higher number of shares. Monthly dividends shall be kept at R$0.015 per share, so that the total amounts monthly paid by the Company to Stockholders will be increased by ten percent (10%) after the inclusion of the bonus shares in the stockholding position. Regarding the Stockholders, in addition to increasing the monthly dividend amount, the operation will permit trading at a more accessible level, together with a larger number of outstanding shares that will potentially generate more business and a greater financial volume, which may give rise to added value to Stockholders. Noteworthy is also the possibility of adjusting the share price, to make it compatible with the fact that the Company’s equity is divided into a higher number of shares. Finally, the share bonus will imply, for those Stockholders, the delivery of shares at the cost of R$20.053757640185 per share (for the purposes of the provision of Paragraph 1 of Article 58 of the Regulatory Instruction No. 1,585/15 of the Federal Revenue Office of Brazil, and of the provision of Paragraph 1 of Article 10, of Law No. 9,249/95), which will change the acquisition cost of the shares held by said Stockholders.

(II) INCREASE OF THE AUTHORIZED CAPITAL LIMIT

Proportionally to the bonus of ten percent (10%) in Company’s shares, the intention is to increase the authorized capital limit, so that the Company may carry out the increase in capital stock by decision of the Board of Directors, regardless of a statutory amendment, up to the limit of eight billion, seven hundred eighty-four million, six hundred thousand (8,784,600,000) shares, of which four billion, three hundred ninety-two million, three hundred thousand (4,392,300,000) are common shares and four billion, three hundred ninety-two million, three hundred thousand (4,392,300,000) are preferred shares. Accordingly, the proposal is to amend item 3.1 of the Bylaws to provide for the new authorized capital limits. Such rule does not have immediate economic effect on the Company that, however, in view of the proposed share bonus, continues with the prerogative of keeping the same levels of total authorized capital limits existing before the operation.

(III) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) AND (II) ABOVE

Current Wording	Proposed Wording
Article 1 – DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.
Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital stock is R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight thousand reais), represented by 5,983,915,949 (five billion, nine hundred eighty-three million, nine hundred fifteen thousand, nine hundred forty-nine) book entry shares, with no par value, being 3,047,040,198 (three billion, forty-seven million, forty	Article 3. - CAPITAL AND SHARES - The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6,582,307,543 (six billion, five hundred eighty-two million, three hundred seven thousand, five hundred forty- three) book-entry shares with no par value, being

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thousand, one hundred and ninety-eight) common and 2,936,875,751 (two billion, nine hundred thirty-six million, eight hundred seventy-five thousand, seven hundred fifty one) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	3,351,744,217 (three billion, three hundred fifty-one million, seven hundred forty-four thousand, two hundred seventeen) common and 3,230,563,326 (three billion, two hundred thirty million, five hundred sixty-three thousand, three hundred twenty-six) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.
3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).	3.1. Authorized Capital - The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 8,784,600,000 (eight billion, seven hundred eighty-four million, six hundred thousand) shares, being 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) common and 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).
3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.
3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.
4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.
4.3. - The following is the exclusive prerogative of the General Meeting:	Unchanged.

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a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).	Unchanged.
5.2. Management Compensation –Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.	Unchanged.
Article 6 – BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.	Unchanged.
6.1. The positions of chairman of the Board of Directors of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.	Unchanged.
6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.	Unchanged.
6.3. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.	Unchanged.

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6.4. The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.	Unchanged.
6.5. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged.
6.6. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.	Unchanged.

6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company’s Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a non-permanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors ;

XIV. to elect and remove the members of the Audit Committee and the Compensation Committee;

XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

Unchanged.

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XVII. to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.
Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.	Unchanged.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

Unchanged.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3
7.1.5. The Audit Committee members shall remain in their positions until their successors take office.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.

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7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.
Article 8 - COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged.
8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.	Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.	Unchanged.

8.2. It is incumbent on the Compensation Committee to:

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the compensation policy for the company’s members of management;

III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

Unchanged.

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V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.	Unchanged.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.	Unchanged.
Article 9 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.	Unchanged.
9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions.	Unchanged.
9.2. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity, by one Director-General or by the Vice President appointed by him/her.	Unchanged.
9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.
9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.	Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph	Unchanged.

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XVI of item 6.7., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.
10.1. As an exception to the caption sentence, the company may also be represented jointly, (i) by an officer and a proxy, or (ii) by two proxies.	Unchanged.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates.	Unchanged.
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item10.1.1.	Unchanged.
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.	Unchanged.
10.3. The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.	Unchanged.
Article 11 - FISCAL COUNCIL- The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6.404/76.	Unchanged.
Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions	Unchanged.
Article 13 - ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:	Unchanged.
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.

13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

Unchanged.
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including	Unchanged.

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the reserve cited under Article 15, "ad referendum" of the General Meeting.
Article 14 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.	Unchanged.
14.1 The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	Unchanged.
14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.	Unchanged.
Article 15 - STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.	Unchanged.
15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d) originating from the credits corresponding to interim dividend payments (item 14.1).	Unchanged.
15.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.	Unchanged.
15.3. Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law No 6,404/76.	Unchanged.
15.4. From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.	Unchanged.
15.5. The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to	Unchanged.

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different sub-accounts, according to the category of the stockholders.
Article 16 - BENEFICIAL OWNERS - The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 LISTING SEGMENT - - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).	Unchanged.

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ATTACHMENT IV

REMOTE VOTING FORM

EXTRAORDINARY STOCKHOLDERS´ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF SEPTEMBER 14, 2016

PURSUANT TO ARTICLE 21-F OF CVM INSTRUCTION 481/09

1.	Stockholder’s Name and Email for the Company to send proof of receipt of the form

Name:

E-mail:

2.	Stockholders’ CNPJ or CPF

3.	Form Completion Instructions
•	If the Stockholder chooses to exercise his/her remote voting right, pursuant to CVM Instruction 481/09, it is mandatory that all fields above and below are completed.
•	All form pages must be initialized.
•	At the end, the Stockholder or his/her(their) legal representative(s), as the case may be and pursuant to current legislation in force, must sign the form.
•	We urge Stockholders to have the signatures notarized.
•	Provided that these requirements are met, this voting form will be deemed valid and the votes hereby cast will be included in the quorum at the Stockholders’ Meeting.
4.	Form delivery instructions

4.1 Stockholders forwarding the form directly to the Company Any Stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below:

(i) A physical copy of this document duly completed, initialized and signed (the consularized and sworn translation of documents in foreign languages is not required); and

(ii) ID document for Legal Entities: notarized copy do articles of association/ corporate bylaws, proof of election of management, and notarized copy of the ID documentation of these representatives; and for Individuals: notarized copy of the ID document bearing the Stockholders’ picture. The respective consularized and sworn translation of documents produced abroad is required.

If they so prefer, Stockholders may forward the digitalized copies of the documentation referred to in (i) and (ii) above by email to drinvest@itau-unibanco.com.br, and, accordingly, they will also have to forward the original copy of the voting form and the notarized copy of other required documents up to September 8, 2016.

After the documentation referred to in (i) and (ii) above is received, the Company will inform the Stockholder it has received and accepted such documentation, pursuant to CVM Instruction 481/09.

If the voting form is forwarded directly to the Company, but it is not fully completed or does not include the supporting documentation described in item (ii) above, this form will be disregarded and this information will be sent to the Stockholder at the electronic address stated in item 1 of said voting form.

4.2 Stockholders forwarding the form to the custody agents

Alternatively, Stockholders may choose to exercise their remote voting right through service providers, by transmitting the voting instruction to their custody agents, subject to the rules determined by the latter. Stockholders should contact their custody agents to check the procedures determined by these agents, as well as the documents requested accordingly.

Stockholders should transmit their form completion instructions to the custody agents up to September 8, 2016, except if otherwise instructed by their custody agents.

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5.	Mailing and electronic address to send the Remote Voting Form, if the Stockholder wishes to deliver the document directly to the Company

Mailing address:
Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

Electronic address:
drinvest@itau-unibanco.com.br

Resolutions - as proposed by the Company’s Management and provided for in the Extraordinary Stockholders’ Meeting’s Manual, which may be accessed on the Company’s investor relations website, (www.itau.com.br/relacoes-com-investidores), and the websites of CVM (www.cvm.gov.br), and BM&FBOVESPA (www.bmfbovespa.com.br):

6– To increase capital stock through the capitalization of the amounts recorded in the Company’s Revenue Reserves - Statutory Reserves, with 10% bonus shares :

APPROVE	REJECT	ABSTAIN
☐	☐	☐

7 – To increase the authorized capital limit, proportionally to the share bonus :

APPROVE	REJECT	ABSTAIN
☐	☐	☐

8 – Amendment to the Bylaws in order to :

(i) Reflect the new composition of capital stock :

APPROVE	REJECT	ABSTAIN
☐	☐	☐

(ii) Reflect the new authorized capital limit :

APPROVE	REJECT	ABSTAIN
☐	☐	☐

9 – To consolidate the Bylaws, with the amendments mentioned in item “8” above and resulting adjustments to wording:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

[City], [date]

_________________________________

Stockholder’s Name

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